EXHIBIT 10.4


            Amendment Dated as of April 20, 1994 to
PLM International, Inc.
Employee Stock Ownership Plan

     WHEREAS, effective as of August 17, 1989, PLM International,
Inc. ("PLM") adopted an Employee Stock Ownership Plan (the "Plan"). All capitalized terms used herein which are not otherwise defined shall have the same meaning as set forth in the Plan.

     WHEREAS, pursuant to Article XVII, Section 17.1(a) of the
Plan, PLM has the right at any time to amend the Plan without the consent of any Participating Company, Member, Beneficiary or other interested party.

     WHEREAS, pursuant to Article XVII, Section 17.1(a) of the Plan, PLM may, among other things, adopt any amendment which may be necessary or appropriate to facilitate the administration, management and interpretation of the Plan or to conform the Plan thereto, provided said amendment does not have any material effect on the currently estimated cost to the Company of maintaining the Plan.

     WHEREAS, PLM wishes to amend Section 14 of the Plan in order to conform the Plan to the Trustee's current practice in voting the unallocated and undirected shares.

     NOW, THEREFORE, PLM hereby amends the Plan as follows:

     1. Section 14.4(b). Section 14(b) of the Plan is hereby amended to read in its entirety as follows:

          "(b) The Trustee shall exercise its independent discretion in determining whether to vote the aggregate of all unallocated shares of Stock (including, without limitation, all unallocated Financed Stock held in the Loan Suspense Account) held in the Trust on each issue to be voted upon in the same proportions as the shares of Stock allocated to the Members' Accounts are voted pursuant to the Members' instructions as provided in
          Section 14.4(a)."

     2. Express Amendment. Except as specifically amended herein, the Plan shall remain unchanged and continue in full force and effect.